United States securities and exchange commission logo





                           May 28, 2020

       Robert Fried
       Chief Executive Officer
       ChromaDex Corporation
       10900 Wilshire Blvd., Suite 600
       Los Angeles, California 90024

                                                        Re: ChromaDex
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 21, 2020
                                                            File No. 333-238570

       Dear Mr. Fried:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at (202) 551-6761 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Matthew T. Browne